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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


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                              GEOWORKS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

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                                    373692102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                                David L. Grannan
                      President and Chief Executive Officer
                              Geoworks Corporation
                  960 Atlantic Avenue, Alameda, California 94501
                                 (510) 814-1660

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:

                             Maria L. Pizzoli, Esq.
                           Farella Braun + Martel LLP
                        235 Montgomery Street, 30th Floor
                             San Francisco, CA 94104
                                 (415) 954-4400

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

                            CALCULATION OF FILING FEE
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           Transaction valuation*               Amount of filing fee*
           ----------------------               ---------------------

                 $1,964,210                              $393

* Calculated as of November 1, 2001, solely for purposes of determining the filing fee. The "transaction valuation" was calculated on the basis of the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 3,550,264 shares of common stock of Geoworks Corporation will be tendered and canceled pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose. The Black-Scholes option valuation model was developed for use in estimating the fair value of publicly traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option valuation model requires the input of highly subjective assumptions including expected stock price volatility and expected life of the options. Because Geoworks Corporation's employee stock options differ significantly from traded options, and because changes in assumptions can materially affect the results of the Black-Scholes calculation, Geoworks Corporation believes that the Black-Scholes model does not provide a reliable measure of the value of the existing employee stock options covered by this offer. Because on the date of this filing all of these options have exercise prices that are substantially higher than the current trading price of the common stock, Geoworks Corporation believes these options have little or no current value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:  $393

        Form or Registration No.:  Schedule TO

        Filing party:  Geoworks Corporation

        Date filed:  November 6, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                             INTRODUCTORY STATEMENT

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed with the Securities and Exchange Commission on November 6, 2001, as amended, by Geoworks Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to exchange all options outstanding under the Company's 1994 Stock Plan (the "1994 Plan"), Supplemental Stock Option Plan (the "1996 Plan"), and 1997 Supplemental Stock Plan (for U.K.-Based Employees) (the "1997 Plan" and, together with the 1994 Plan and the 1996 Plan, the "Option Plans") to purchase shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), for new options that will be granted under the Option Plans (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange dated November 5, 2001 (the "Offer to Exchange"), and the related cover letter and attached Summary of Terms (the "Cover Letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement.

     Item 12. Exhibits.

     Item 12 of the Tender Offer Statement is hereby amended to add a reference to Exhibit (a)(8), which is attached hereto.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              GEOWORKS CORPORATION

                                         /s/ Timothy J. Toppin
                                         --------------------------
                                         Timothy J. Toppin
                                         Vice President, Chief Financial Officer
                                         and Corporate Secretary

Date: November 21, 2001

                                INDEX TO EXHIBITS

Exhibit Number      Description
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(a)(8)              Form of Announcement to Eligible Option Holders Informing
                    Them of the Exercise Price for the New Options and the Extension of the Expiration Date for the Offer.